UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00688A 106

(CUSIP Number)

William B. Stilley, III

c/o Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100

Charlottesville, Virginia 22911

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William B. Stilley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 840,327
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 141,965
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 840,327
WITH	10	SHARED DISPOSITIVE POWER 141,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%
14	TYPE OF REPORTING PERSON IN

* Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

CUSIP No. 00688A106	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the original Schedule 13D, dated November 12, 2018, filed by the reporting person, William Stilley. The principal executive offices of the Issuer are located at 1001 Research Park Blvd., Suite 100, Charlottesville, Virginia 22911.

Item 2.   Identity and Background.

(a), (f)	This Amendment No. 1 to Schedule 13D is being made by William B. Stilley, III.

(b)	The principal business address for Mr. Stilley is 1001 Research Park Blvd., Suite 100, Charlottesville, Virginia 22911.

(c)	Mr. Stilley is the President and Chief Executive Officer of Adial Pharmaceuticals, Inc.

(d)	Mr. Stilley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Stilley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stilley is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The stock options granted to Mr. Stilley on March 10, 2019 were awarded as compensation for services rendered to the Issuer.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The purpose of the transactions described in this Amendment No. 1 to Schedule 13D is solely for investment.

On March 10, 2019, the Compensation Committee of the Issuer’s Board of Directors awarded Mr. Stilley a cash performance bonus of $500,000. In addition, the Compensation Committee granted to Mr. Stilley an option to purchase 500,000 shares of Common Stock pursuant to the Issuer’s 2017 equity incentive plan. The shares of Common Stock underlying the option award vest pro rata on a monthly basis over a thirty-six month period. The options are exercisable for a period of ten years from the date of grant and have an exercise price of $3.39 per share.

In addition, on March 10, 2019, the Compensation Committee approved an amendment to the employment agreement between the Issuer and Mr. Stilley to increase his annual base salary to $400,000. The foregoing description of the terms of the amendment to Mr. Stilley’s employment agreement is qualified in its entirety by reference to the full text of such amendment, a copy of which is included as Exhibit 8 to this Amendment No. 1 to Schedule 13D and is incorporated by reference herein.

CUSIP No. 00688A106	13D	Page 4 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 10,143,826 shares of Common Stock outstanding as of March 28, 2019.

Mr. Stilley is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 504,629 shares of Common Stock and warrants to purchase an aggregate of 258,908 shares of Common Stock; and (b) options to purchase an aggregate of 557,474 shares of Common Stock, of which 76,790 shares are vested as of March 28, 2019 or vest within 60 days thereof.

In addition, Mr. Stilley is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 132,141 shares of Common Stock and warrants to purchase 9,824 shares of Common Stock, which shares and warrants are owned jointly by Mr. Stilley and his wife, Anne T. Stilley.

Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Stilley (on the basis of 10,143,826 shares of Common Stock outstanding as of March 28, 2019) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	982,292	9.36%
(b)	Number of shares of Common Stock as to which Mr. Stilley has:

(i) Sole power to vote or to direct the vote:	840,327

(ii) Shared power to vote or to direct the vote:	141,965

(iii) Sole power to dispose or to direct the disposition of:	840,327

(iv) Shared power to dispose or to direct the disposition of:	141,965

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

CUSIP No. 00688A106	13D	Page 5 of 6 Pages

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 8:	Amendment to Employment Agreement between Adial Pharmaceuticals, Inc. and William Stilley, dated as of March 11, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2019 (File No. 001-38323))

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 00688A106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2019

/s/ William B. Stilley, III
William B. Stilley, III

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
March 10, 2019	Awarded an Option to purchase 500,000 shares of Common Stock	*

* As described in this Amendment No. 1 to Schedule 13D, on March 10, 2019, Mr. Stilley was granted an option to purchase 500,000 shares of Common Stock. The shares of Common Stock underlying the option vest pro rata on a monthly basis over a thirty-six month period. The options are exercisable for a period of ten years from the date of grant and have an exercise price of $3.39 per share.